EXHIBIT 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At September 30	At December 31
	Note	2023	2022
Assets
Current assets:
Cash		$10,088	$10,309
Marketable securities	3	1,673	582
Accounts receivable		782	369
Prepaid expenses and deposits		841	602
		13,384	11,862
Non-current assets:
Restricted cash		144	144
Prepaid expenses and deposits		99	42
Property and equipment		673	931
Mineral interests	4	144,140	145,190
Investments in associates	5	37,096	42,430
		182,152	188,737
Total assets		$195,536	$200,599

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,351	$1,148
Lease liability		154	160
Flow-through share premium liability	6	1,667	-
		4,172	1,308
Non-current liabilities:
Lease liability		109	227
Provision for site reclamation and closure		4,005	4,271
Total liabilities		$8,286	$5,806

Equity:
Share capital	8	$310,277	$306,328
Share option and warrant reserve	9	21,426	20,309
Accumulated other comprehensive loss		(6)	(3)
Deficit		(144,447)	(131,841)
Total equity		$187,250	$194,793
Total liabilities and equity		$195,536	$200,599

Commitments (notes 4, 5(c), 13)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2023	2022	2023	2022
Operating expenses:
Exploration and evaluation	7	$3,839	$3,785	$6,528	$7,871
Fees, salaries, and other employee benefits		445	560	1,842	2,302
Insurance		155	174	493	560
Legal and professional		365	88	620	702
Marketing and investor relations		168	162	555	718
Office and administration		85	74	285	285
Regulatory and compliance		56	31	235	187
		5,113	4,874	10,558	12,625

Other expense (income), net:
Accretion of provision for site reclamation and closure		43	27	109	67
Amortization of flow-through share premium	6	(1,609)	(1,476)	(2,222)	(2,890)
Foreign exchange loss		2	4	8	9
Impairment expense		-	5,492	-	5,492
Interest expense		13	25	50	94
Interest income		(162)	(67)	(472)	(116)
Net gain on disposition of mineral interests	4	(468)	-	(468)	(48,390)
Net loss from associates	5	3,200	3,328	5,334	5,218
Realized net (gain) loss on marketable securities	3	(231)	-	(231)	-
Unrealized net (gain) loss on marketable securities	3	749	73	(78)	299
		1,537	7,406	2,030	(40,217)
Loss (earnings) before taxes		6,650	12,280	12,588	(27,592)
Income tax expense (recovery)		-	-	18	(187)
Net loss (earnings)		6,650	12,280	12,606	(27,779)

Other comprehensive loss (income), net of tax

Unrealized currency (gain) loss on translation of foreign operations		(1)	2	3	2

Total comprehensive loss (income)		$6,649	$12,282	$12,609	$(27,777)

Loss (earnings) per share:
Basic loss (earnings) per share	12	$0.05	$0.09	$0.09	$(0.21)
Diluted loss (earnings) per share	12	$0.05	$0.09	$0.09	$(0.20)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Total comprehensive income	-	-	-	(2)	27,779	27,777
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,455	-	-	1,455
Balance at September 30, 2022	139,470,950	$306,328	$20,095	(2)	$(128,970)	$197,451

Balance at December 31, 2022	139,470,950	$306,328	$20,309	(3)	$(131,841)	$194,793
Total comprehensive loss	-	-	-	(3)	(12,606)	(12,609)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 8)	6,076,500	3,949	-	-	-	3,949
Share-based compensation (note 9(a))	-	-	1,117	-	-	1,117
Balance at September 30, 2023	145,547,450	$310,277	$21,426	(6)	$(144,447)	$187,250

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended September 30		Nine months ended September 30
	Note	2023	2022	2023	2022
Operating activities:
Net (loss) earnings		$(6,650)	$(12,280)	$(12,606)	$27,779
Adjusted for:
Interest income		(162)	(67)	(472)	(116)
Items not involving cash:
Net gain on disposition of mineral interests		(468)	-	(468)	(48,390)
Unrealized net (gain) loss on marketable securities	3	749	73	(78)	299
Realized net (gain) loss on marketable securities	3	(231)	-	(231)	-
Depreciation		85	100	258	286
Net loss from associates	5	3,200	3,328	5,334	5,218
Amortization of flow-through share premium	6	(1,609)	(1,476)	(2,222)	(2,890)
Accretion of provision for site reclamation and closure		43	27	109	67
Share-based compensation	9	191	328	1,117	1,455
Interest expense		13	25	50	94
Impairment expense		-	5,492	-	5,492
Other		-	23	-	1
Changes in non-cash working capital	11	558	(705)	488	(518)
Cash used in operating activities		(4,281)	(5,132)	(8,721)	(11,223)
Investing activities:
Interest received		162	67	472	116
Option payment received		-	-	50	-
Proceeds from disposition of mineral interests, net of transaction costs		-	-	-	4,479
Marketable securities additions	3	-	-	-	(60)
Disposition of marketable securities	3	310	-	310	-
Acquisition of mineral interest, net of cash acquired		-	(1,281)	-	(1,281)
Acquisition of Universal Mineral Services LTD	5a	-	-	-	(1)
Change in restricted cash		-	-	-	(29)
Cash provided by (used in) investing activities		472	(1,214)	832	3,224
Financing activities:
Lease payments		(46)	(52)	(167)	(161)
Proceeds from issuance of flow-through shares, net of issuance costs	8	(88)	-	7,838	10,864
Cash (used in) provided by financing activities		(134)	(52)	7,671	10,703
Effect of foreign exchange on cash		1	-	(3)	-
Increase (decrease) in cash		(3,942)	(6,398)	(221)	2,704
Cash, beginning of the period		14,030	12,361	10,309	3,259
Cash, end of the period		$10,088	$5,963	$10,088	$5,963

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At September 30, 2023, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut, and also holds a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”). Additionally, the Company holds a 23.36% (22% at November 8, 2023) interest in Dolly Varden Silver Corporation (“Dolly Varden”), which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services LTD (“UMS”), a private shared-services provider (note 5).

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 8, 2023.

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company at September 30, 2023 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD

(a) Company incorporated federally in Canada.

(b) Fury USA provides certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	5

Investments in associates and joint arrangements

These interim financial statements also include the following joint arrangement and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden	23.36%	BC, Canada	Associate; equity method
UMS	25.0%	BC, Canada	Associate; equity method
ESJV	50.022%	Quebec, Canada	Joint operation

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 13). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the nine months ended September 30, 2023, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2022.

Application of new and revised accounting standards:

On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounted Estimates and Errors). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	6

Note 3: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2021	$605
Additions	110
Unrealized net loss	(135)
Balance at December 31, 2022	$582
Additions	1,138
Disposals	(79)
Unrealized net gain	32
Balance at September 30, 2023	$1,673

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 4: Mineral interests

The Company’s resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources Corporation	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190
Option payment received	(675)	-	-	(675)
Change in estimate of provision for site reclamation and closure	(155)	(220)	-	(375)
Balance at September 30, 2023	$124,826	$19,314	$-	$144,140

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing. The common shares of Ophir Gold have been classified as marketable securities (note 3). Further option payments are due on the next three anniversary dates of January 25, comprising cash payments totaling $325 and issuance of 2,500,000 additional common shares in accordance with the agreement.

On August 16, 2023 the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

On November 1, 2023 Benz Mining Corp (“Benz”) fulfilled its obligations in accordance with an option agreement dated August 7, 2019, to acquire 75% in the Eastmain Gold, Ruby Hill West and Ruby Hill East projects. The final payment received included $1,350 in cash and 1,237,216 Benz common shares.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	7

Note 5: Investment in associates

(a) Acquisition of investments in associates

(i)

On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800.

(ii)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Many of the Company’s key personnel are now directly employed by UMS and seconded to the Company.

(b) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at September 30, 2023 were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Disposal	(12,280)	-	(12,280)
Company’s share of net loss of associates	(5,856)	(24)	(5,880)
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(5,314)	(20)	(5,334)
Carrying amount at September 30, 2023	$36,989	$107	$37,096

The fair market value of the Company’s investment in Dolly Varden as at September 30, 2023 was $38,083 based upon a closing share price of $0.64 on that date.

For the three months ended September 30, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended September 30, 2023	Dolly Varden	UMS
Cost recoveries	$-	$(1,056)
Exploration and evaluation	14,814	362
Marketing	352	110
Share-based compensation	469	-
Administrative and other	(1,948)	592
Net loss of associate, 100%	13,687	8
Company’s share of net loss of associates	$3,198	$2

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	8

For the nine months ended September 30, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Nine months ended September 30, 2023	Dolly Varden	UMS
Cost recoveries	$-	$(4,277)
Exploration and evaluation	22,111	1,529
Marketing	1,100	369
Share-based compensation	1,373	-
Administrative and other	(1,851)	2,457
Net loss of associate, 100%	22,733	78
Company’s share of net loss of associates	$5,314	$20

The Company’s equity share of net assets of associates at September 30, 2023 was as follows:

	Dolly Varden	UMS
Current assets	$6,954	$817
Non-current assets	154,167	2,539
Current liabilities	(2,807)	(1,552)
Non-current liabilities	-	(1,375)
Net assets, 100%	158,314	429
Company’s equity share of net assets of associates	$36,989	$107

(c) Services rendered and balances with UMS

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Exploration and evaluation	$131	$129	$713	$432
General, marketing and administration	123	171	584	527
Total transactions for the period	$254	$300	$1,297	$959

The outstanding balance owing at September 30, 2023, was $83 (December 31, 2022 – $240) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at September 30, 2023, the Company expects to incur approximately $398 in respect of its share of future rental expense of UMS for the remaining 7.75 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 10). The Company recognized a share-based compensation expense of $45 and $293 for the three and nine months ended September 30, 2023 respectively of share options issued to UMS employees (September 30, 2022 - $100 and $408).

Note 6: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	9

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

Quebec	Flow-through funding and expenditures	Flow-through Premium liability
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through share issuance (note 8)	8,750	3,889
Flow-through eligible expenditures	(5,000)	(2,222)
Balance at September 30, 2023	$3,750	$1,667

On March 23, 2023, the Company completed an offering (note 8) and raised $8,750 through the issuance of 6,076,500 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $8,750 before December 31, 2024.

Note 7: Exploration and evaluation costs

For the three and nine months ended September 30, 2023 and 2022, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$490	$11	$501
Exploration drilling	1,326	-	1,326
Camp cost, equipment, and field supplies	367	48	415
Geological consulting services	-	8	8
Geophysical Analysis	92	-	92
Permitting, environmental and community costs	24	45	69
Expediting and mobilization	4	-	4
Salaries and wages	600	12	612
Fuel and consumables	257	-	257
Aircraft and travel	500	(1)	499
Share-based compensation	53	3	56
Three months ended September 30, 2023	$3,713	$126	$3,839

	Quebec	Nunavut	Total
Assaying	$662	$11	$673
Exploration drilling	1,107	-	1,107
Camp cost, equipment, and field supplies	316	47	363
Geological consulting services	35	6	41
Permitting, environmental and community costs	43	-	43
Expediting and mobilization	4	-	4
Salaries and wages	647	4	651
Fuel and consumables	252	-	252
Aircraft and travel	536	21	557
Share-based compensation	93	1	94
Three months ended September 30, 2022	$3,695	$90	$3,785

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	10

	Quebec	Nunavut	British Columbia	Total
Assaying	$675	$32	$-	$707
Exploration drilling	1,687	-	-	1,687
Camp cost, equipment, and field supplies	734	145	-	879
Geological consulting services	7	13	-	20
Geophysical Analysis	92	-	-	92
Permitting, environmental and community costs	220	138	-	358
Expediting and mobilization	10	-	-	10
Salaries and wages	1,444	22	-	1,466
Fuel and consumables	362	-	-	362
Aircraft and travel	601	(1)	-	600
Share-based compensation	339	9	-	347
Nine months ended September 30, 2023	$6,170	$358	$-	$6,528

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,091	$39	$2	$1,132
Exploration drilling	1,820	-	-	1,820
Camp cost, equipment, and field supplies	766	144	10	920
Geological consulting services	41	10	-	51
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	135	119	-	254
Expediting and mobilization	10	-	-	10
Salaries and wages	1,858	38	1	1,897
Fuel and consumables	519	-	-	519
Aircraft and travel	699	21	-	720
Share-based compensation	413	7	1	421
Nine months ended September 30, 2022	$7,479	$378	$14	$7,871

Note 8: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	11

Share issuances

Nine months ended September 30, 2023:

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	7,838
Less: flow-through share premium liability (note 6)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

Nine months ended September 30, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 and consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital. Share issue costs related to the April 2022 Offering totaled $136.

Note 9: Share option and warrant reserve

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and nine months ended September 30, 2023 and 2022, the share-based compensation expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$56	$94	$347	$421
Fees, salaries and other employee benefits	135	234	770	1,034
Total share-based compensation expense	$191	$328	$1,117	$1,455

During the three and nine months ended September 30, 2023, the Company granted 156,000 and 2,689,425 share options, respectively (three and nine months ended September 30, 2022 – nil and 3,430,000, respectively) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The Company’s executive officer option grants are subject to vesting restrictions, representing certain performance measures to be met. As at September 30, 2023, it is not considered probable that those performance measures will be achieved, therefore those options have been excluded from the share-based compensation expense recognized.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	12

The weighted average fair value per option of these share options for the three and nine months ended September 30, 2023 was calculated as $0.27 and $0.47, respectively, using the Black-Scholes option valuation model at the grant date using the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Risk-free interest rate	4.25%	-	3.06%	2.20%
Expected dividend yield	Nil	-	Nil	Nil
Share price volatility	69%	-	68%	67%
Expected forfeiture rate	4.7%	-	4.7%	5%
Expected life in years	5.0	-	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(693,436)	1.77
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.66
Forfeited	(386,522)	0.89
Outstanding, September 30, 2023	9,956,515	$1.23

As at September 30, 2023, the number of share options outstanding and exercisable was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	6,927,906	0.91	3.71	5,016,193	0.94	3.52
$1.00 – $1.95	893,609	1.79	1.45	893,609	1.79	1.45
$2.05 – $3.00	2,135,000	2.05	2.06	2,135,000	2.05	2.06
	9,956,515	1.23	3.15	8,044,802	1.33	2.90

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	13

(c) Share purchase warrants

The number of share purchase warrants outstanding at September 30, 2023 was as follows:

	Warrants outstanding	Weighted average exercise price ($/share)
Outstanding at December 31, 2021	8,211,453	$1.27
Expired	(750,003)	1.95
Outstanding at December 31, 2022 and September 30, 2023	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of September 30, 2023:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 10: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Short-term benefits provided to executives(a)	$196	$229	$708	$1,006
Directors’ fees paid to non-executive directors	73	50	209	150
Share-based compensation	119	192	682	935
Total	$388	$471	$1,599	$2,091

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

Note 11: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Accounts receivable	$(450)	$(89)	$(413)	$(75)
Prepaid expenses and deposits	(323)	(321)	(296)	(137)
Accounts payable and accrued liabilities	1,331	(295)	1,197	(306)
Change in non-cash working capital	$558	$(705)	$488	$(518)

Operating activities include the following cash (paid) received:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Income taxes refunded (paid)	$-	$-	$(18)	$187

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	14

Note 12: Loss (earnings) per share

For the three and nine months ended September 30, 2023, and 2022, the weighted average number of shares outstanding and loss (earnings) per share were as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Net loss (earnings)	$6,650	$12,280	$12,606	$(27,779)
Weighted average basic number of shares outstanding	145,547,450	139,470,950	143,722,274	134,031,390
Basic loss (earnings) per share	$0.05	$0.09	$0.09	$(0.21)
Weighted average diluted number of shares outstanding	145,547,450	139,470,950	143,722,274	139,484,961
Diluted (earnings) loss per share	$0.05	$0.09	$0.09	$(0.20)

All of the outstanding share options and share purchase warrants at September 30, 2023 were anti-dilutive for the periods then ended as the Company was in a loss position.

Note 13: Financial instruments

The Company’s financial instruments as at September 30, 2023 consisted of cash, accounts receivable, marketable securities, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)      Financial assets and liabilities by categories

	At September 30, 2023			At December 31, 2022
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$10,088	$-	$10,088	$10,309	$-	$10,309
Marketable securities	-	1,673	1,673	-	582	582
Deposits	85	-	85	25	-	25
Accounts receivable	782	-	782	369	-	369
Total financial assets	10,955	1,673	12,628	10,703	582	11,285
Accounts payable and accrued liabilities	2,351	-	2,351	1,148	-	1,148
Undiscounted lease payments	300	-	300	468		468
Total financial liabilities	$2,651	$-	$2,651	$1,616	$-	$1,616

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	15

(b)Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

The Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1 at September 30, 2023 (December 31, 2022 – Level 1).

During the three and nine months ended September 30, 2023, there were no financial assets or financial liabilities transferred, measured, and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

(c) Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, and market risks, which include currency risk and price risk. As at September 30, 2023, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at September 30, 2023, the Company had unrestricted cash of $10,088 (December 31, 2022 – $10,309), working capital surplus of $9,212 (December 31, 2022 – $10,554), which the Company defines as current assets less current liabilities, and an accumulated deficit of $144,447 (December 31, 2022 – $131,841). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $1,667 (December 31, 2022 – nil), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the three and nine months ended September 30, 2023, Fury Gold recognized net losses of $6,650 and $12,606, respectively, (three and nine months ended September 30, 2022 – net loss of $12,280 and net earnings of $27,779). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2023	At December 31 2022
Accounts payable and accrued liabilities	$2,351	$-	$-	$2,351	$1,148
Quebec flow-through expenditure requirements	-	3,750	-	3,750	-
Undiscounted lease payments	189	111	-	300	468
Total	$2,540	$3,861	$-	$6,401	$1,616

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	16

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $53 and $278 were made during the three and nine months ended September 30, 2023, in respect of these mineral claims.

During the nine months ended September 30, 2023, the Company entered into a drilling services contract for the 2023 exploration program. The Company has committed to a minimum 6,000 metre drilling program, and as at September 30, 2023, 13,262 metres had been drilled. The company also entered a helicopter service agreement in May 2023 with a minimum length of 120 days, starting on June 1, 2023.

Credit risk

The Company’s cash and accounts receivable are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At September 30 2023	At December 31 2022
Financial assets
US$ bank accounts	$9	$1
Financial liabilities
Accounts payable	(99)	(61)
	$(90)	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 3) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the earnings for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net income.

Fury Gold Mines Limited Notes to Q3 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	17